UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Purchases of Royal Dutch Petroleum Company (“RD”) Shares by Shell Deutschland Oil GmbH

Shell Deutschland Oil GmbH announces that on May 30, 2005 it purchased 25.000 RD ordinary shares (“RD Shares”) at an average price of Euro 47.54 per share to be used to satisfy requirements under employee share plans. Such purchases were effected outside the United States.

RD and its affiliates have been granted exemptive relief by the SEC to make purchases of RD Shares outside the offer that Royal Dutch Shell plc has made for all the outstanding RD Shares in connection with the proposed unification of RD, The “Shell” Transport and Trading Company, p.l.c. and the Royal Dutch / Shell Group of Companies under Royal Dutch Shell plc. Any such purchases of RD Shares will be made outside the United States. Further, any such purchases will comply with applicable Dutch law and the rules of Euronext Amsterdam and will be subject to price limitations based on the market price of RD Shares on Euronext Amsterdam.

The number of RD Shares in issue will not be affected by these purchases.

The Hague, May 31, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Company Secretary (J. Munsiff)

Company Secretary (M.C.M. Brandjes)

Date: 31 May 2005